Exhibit 11.1

Cornell Corrections, Inc.

Statement Re:  Computation of Per Share Earnings

(in thousands except per share amounts)

	Three Months Ended March 31,
	2005		2004
	Basic	Diluted	Basic	Diluted

Net Earnings (loss)	$(2,271)	$(2,271)	$706	$706

Shares used in computing net earnings per share:
Weighted average common shares and common share equivalents	14,947	14,947	14,626	14,626

Less treasury shares	(1,519)	(1,519)	(1,545)	(1,545)

Effect of shares issuable under stock options and warrants based on the treasury stock method	—	0	—	231

	13,428	13,428	13,081	13,312

Net earnings per share	$(0.17)	$(0.17)	$0.05	$0.05